Filed by Natura Holding S.A.

 Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

 (Commission File No.: 1-4881)

1 May 23, 2019 Natura &Co and Avon: Creating a leading direct - to - consumer global beauty group `

2 NO OFFER OR SOLICITATION This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy a ny securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which suc h offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Secu ri ties and Exchange Commission (“SEC”) a registration statement on Form F - 4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus wi ll be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or o the r documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTI NG OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F - 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTH ER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F - 4 and the joint proxy statement/prospectus, as well as other filings cont aining information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies o f t he joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at natu.infoinvest.com.br (Portuguese ) and natu.infoinvest.com.br/ en (English). Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com. PARTICIPANTS IN THE SOLICITATION Natura and Avon, their respective directors, executive officers and other members of their management and employees may be de eme d to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the pe rso ns who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a descripti on of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ pro spe ctus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference F orm for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the d ir ectors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 20 19. These documents can be obtained free of charge from the sources indicated above. CAUTION ABOUT FORWARD - LOOKING STATEMENTS Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be for ward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these fo rward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a res ult of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and syn ergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, pla ns, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “ bel ieve,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of tho se expressions, may identify forward - looking statements. These forward - looking statements are based on Natura’s and Avon’s expec tations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectation s. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward - looking statements in t his communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict the se events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward - looking statements as pr edictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward - looking statement s in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, inv estors should keep in mind that results, events or developments discussed in any forward - looking statement made in this communication may not occur. Uncertainties and ri sk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward - looking stat ements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of th e transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transa cti on on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of th e transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or w ill not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more co stl y or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of th e a nnouncement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with em ployees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with t he transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; ( i ) the diversion of management time on transaction - related issues; (j) the possibility that the intended accounting and tax treat ments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Br azi lian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual R epo rt on Form 10 - K and subsequent reports on Forms 10 - Q and 8 - K .

3 Creating a leading direct - to - consumer global beauty group x Natura &Co and Avon to create the 4 th largest pure play beauty group and a leader in direct - to - consumer with gross revenues of over $10 billion 1, 2, 3 x A new step in building a multi - brand, multi - channel group with reach to 200+ million consumers through iconic brands serving different consumer profiles and distribution channels globally 4 x Uniting two purpose - driven forces committed to generating social value, promoting diversity and empowering women x Combination will accelerate “Open Up Avon” strategy x Opportunity to accelerate growth by increasing investment in digital, product innovation and brand initiatives, enabled by industrial logic and annual target synergies of $150 million − $250 million 5 Source company information Notes: (1) Natura & Co’s gross revenue defined as “all billed sales, net of returned sales, before sales tax,” and Avon’s gross revenue defined as “net revenue plus other operating revenue plus returned sales ”; (2) Natura & Co’s gross revenue figure per FY2018 company filings, Avon’s gross revenue figure per management accounts; (3) Translated into US$ using 2018 average FX rate; (4) Company estimates based on internal and external sources; (5) All information on cost synergies to be captured are targets and shall not be construed by investors as projections

4 Transaction s ummary Notes: (1) This communication is being made in respect of the proposed transaction involving Natura Cosméticos S.A. and Avon, Inc. All references to “Natura &Co” throughout this document shall be construed either as references to the group of companies formed by Natura Cosméticos S.A. and its subsidiaries or to a new holding company for the group, as indicated by the context. All references to “Natura” sh all be construed as references to the Natura business division of Natura &Co; (2) On a fully diluted basis; (3) Undisturbed prices as of March 21, 2019 (one day prior to the publication of the Wall Street Journal article and subsequent Natura &Co Material Facts); (4) Voting and support agreements from Cerberus (16.4% of Avon voting rights) and certain Natura &Co founders (holding more than 50% of Natura & Co) 76.0% 2 Natura &Co shareholder pro forma ownership All - share Acquisition of Avon by Natura &Co 1 0.300 Natura &Co shares per 1 Avon share Represents 24.0% Avon shareholder pro forma ownership 2 28 % Implied premium using undisturbed prices 3 B3 / NYSE Combined group to be listed with Avon shareholders receiving ADRs or shares ADR Level II + Early 2020 Target Close Subject to Avon and Natura &Co shareholder approval, regulatory approvals and other customary closing conditions 4

5 A compelling strategic rationale Note: (1) All information on cost synergies to be captured are targets and shall not be construed by investors as projections Combination of strong values and high social impact Commitment to generating social , environmental and economic value, promoting diversity and empowering women Portfolio of iconic global brands Avon is an ideal fourth pillar to Natura &Co with unique global awareness, in line with Natura & Co’s strategy of value - accretive growth Target synergies Generates estimated $ 150 million − $250 million of annual cost synergies, primarily across Brazil and LatAm 1 Global leadership and scale Expands multi - channel direct - to - consumer group, accelerating internationalization and strengthening footprint in LatAm Enhanced presence in key categories and households Supports leadership through a complementary product portfolio Fuel for growth Enables increased investment in digital / eCommerce , R&D and brand initiatives across the entire portfolio

Avon is the #1 global direct selling beauty company…

Key company statistics

130+ years	90%+
Brand heritage	Global brand awareness [1]
~5 million	**$5.6 billion**
Active representatives	2018 net revenue [2]

2018 Revenue by Category



Fashion & Home 26%
Beauty 74%

Avon's vision is grounded in a strong purpose



stand4her

- *Stand4her is a global program to help create opportunities for women to build success in their own way and on their own terms*
- *Plan to improve the lives of ~100 million women every year; global response to barriers holding women back from full potential*
- *Avon Foundation for Women has contributed over $1 billion to-date*

2018 Revenue by Geography



Asia Pacific 8%
North LatAm 15%
Europe, Middle East and Asia 38%
South LatAm 39%

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Notes: (1) Avon market research; Women 15-64, top 10 markets; (2) Reflects 2018 actuals per FY 2018 filings

7 …with market leadership across geographies Avon global footprint Leadership position in key markets and categories 1 Avon holds strong market share positions globally Direct selling #2 #2 #2 #1 #1 #3 #2 #1 #1 #1 All channels (Retail and direct selling) Mexico Russia Philippines UK Colombia Argentina Turkey Poland South Africa Color 2 2 4 3 1 5 3 1 3 4 Skin care 2 3 5 4 5+ 2 4 5+ 5+ 3 Fragrance 2 4 1 5+ 3 2 1 Brazil 4 3 3 1 3 2 Sales operations in 56 countries and distribution in another 21 Notes: (1) Per Euromonitor 2018 data; (2) Color defined as eye make - up, lip products, facial make - up, nail products, color cosmetics sets / kits; Skin car e defined as body care, facial care, hand care and skin care sets / kits; Fragrance defined as premium and mass fragrances per Euromonitor data Mexico ~$550MM (~11%) Colombia ~$200MM (~4%) Brazil ~$950MM (~19%) Argentina ~$200MM (~4%) S. Africa ~$250MM (~5%) Philippines ~$300MM (~6%) Russia ~$400MM (~8%) U.K. ~$250MM (~5%) Poland ~$200MM (~4%) Turkey ~$100MM (~2%) 2 2 2 2 3 1 1 1 1 1 Avon 2019 Net Revenue outlook in top 10 markets (% of total)

8 Transaction accelerates “Open Up Avon” strategy x Adds Natura’s portfolio of unique brands and products to Avon’s already leading beauty platform x Broadens global footprint in core markets and geographies already served by Avon x Provides improved data tools and resources to support Representatives, including a stronger eCommerce and digital platform x Reinforces Avon’s purpose - driven culture and commitments to sustainability and empowering women x Provides shareholders with significant value and opportunity to participate in tremendous upside potential Combination drives growth and enhances value for Avon stakeholders Clear strategy to “Open Up Avon” Push Make it easier for Her to earn money Pull Accessible, on - trend beauty brand Unlock digital Anytime, anywhere Re - energize our purpose Empower women

9 Combined group further committed to making a positive impact Nourish through intelligent interactions We exist to fight for a fairer and more beautiful world bem estar bem “Our purpose is underpinned by the principles we hold dear. We see great power and opportunity in using commerce to effect change in the world, both in our campaigns and in our business model." “We value all human endeavors undertaken with intellectual rigor, vision, and a nod to the whimsical. Every Aesop product is made with the same attention to detail we believe should be applied to life at large, taking into consideration a diversity of needs as well as seasonal and environmental conditions.” “Through our corporate behavior, the quality of the relations we establish and our products and services, we will be a group of brands with strong local and global expression, identified with the community of people committed to building a better world." Strong LatAm expansion Evolving to a multi - brand group Gaining a global footprint The company for women™ Creates the fourth largest pure play beauty group “For 130 years Avon has stood for women: providing innovative, quality beauty products supporting entrepreneurship and well - being.” 2013 2017 2019 1990 onwards Our purpose: To nurture beauty and relationships for a better way of living and doing business

World's fourth-largest pure play beauty group and a leader in direct-to-consumer

Key combination figures

~$10.9 billion
Combined 2018YE Gross Revenue [1, 2, 3]

6.3 million
Consultants and Representatives in its global platform [5]

100
Countries served [6]

Global leadership

- Creates the 4th largest pure play beauty group [4]

2018 Net Revenue ($ billion)



#4
~9.3
#10+
5.6
#10+
3.7
L'ORÉAL
ESTÉE LAUDER
SHISEIDO
Natura &co + AVON
COTY
AVON
Natura &co

Leading direct-to-consumer group

- Truly multi-channel network reaching 200+ million consumers [7]
- Combined physical presence of over 3,200 stores globally [8]
- Powerful digital platform with significant room for growth

Source company information

Notes: (1) Natura &Co's gross revenue defined as "all billed sales, net of returned sales, before sales tax," and Avon's gross revenue defined as "net revenue plus other operating revenue plus returned sales"; (2) Natura &Co's gross revenue figure per FY2018 company filings, Avon's gross revenue figure per management accounts; (3) Translated into US$ using 2018 average FX rate; (4) Pure play beauty group refers to groups whose net sales are at least 85% derived from beauty categories; net revenue figures per company filings; beauty category includes fragrances, skin care, hair care and color cosmetics; (5) Net of overlapping Consultants and Representatives shared by the two companies; (6) Based on Natura &Co and Avon input; (7) Company estimates based on internal and external sources; (8) Consists of 45 Natura stores, 227 Aesop stores and 2,935 The Body Shop stores as of 4Q18

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11 482 2,931 4,149 Stronger Consultant and Representative Base in LatAm 2, 3 Brazil 45.4% LatAm ex - Brazil 18.3% Other 6.9% Brazil 31.7% LatAm ex - Brazil 25.6% Other 3.3% A major platform for internationalization 68.3 % of sales outside Brazil Geographical Footprint - 2018 Net Revenue, in US$ Enhances presence in core markets of LatAm while accelerating growth internationally Notes: (1) Based on Natura &Co and Avon input (2) Avon Consultant and Representative base estimated based on regional size and countries' sales, shared Consultants and Representatives with Natura estimated to be proportional to Avon’s market share; (3) Includes key LatAm markets APAC + EMEA 29.5% APAC + EMEA 39.4% Strong support to Consultant and Representative base − Enhances access to iconic beauty brands − Broadens and diversifies Consultant and Representative product portfolio The combined group will have a presence across 100 countries 1 Total Consultant and Representative Count (‘000s) + 1,700 1,218 2,449

12 x Natura is #1 in fragrance and body care 1, 2 x Avon is #2 in color and face care 1, 2 x Both Natura and Avon have a meaningful presence in personal care x Avon has significant presence in fashion and home A broader, complementary product portfolio in core categories Notes: (1) Per Euromonitor 2018 LatAm data; (2) Fragrance defined as premium and mass fragrances; Color defined as eye make - up, lip products, facial make - up, nail products, color cosmetics sets / kits

13 Significant savings to be captured will enable investments in the combined group across: Digital / eC ommerce Research & d evelopment Growth acceleration fueled by investments in key strategic areas Brand initiatives Unlocking substantial additional upside Optimizes product portfolio, refining key categories and increasing sales through the combined know - how on digital solutions Leveraging the respective footprints of Natura and Avon to accelerate international expansion Potential to improve and modernize Avon's operations in Brazil Combination strengthens multi - channel platform to better serve Consultants / Representatives and consumers, empowering them with enhanced access to two iconic beauty brands

14 Investments in growth enabled by important target synergies Note: (1) All information on cost synergies to be captured are targets and shall not be construed by investors as projections Capture of synergies to enhance medium - term profitability …across three core business functions Significant expected synergy realization… 1 1 Sourcing 2 Manufacturing + distribution 3 Administrative 36 months Expected time period for significant synergy capture Brazil / LatAm Primary synergy generation geography $150 million - $250 million Annual target synergies ~$ 125 million Total one - time costs to achieve synergies over 36 months

15 Combined group shareholding structure Current Shareholding Structure Post - Closing Shareholding Structure Group will be owned 76.0% by Natura & Co's shareholders and 24.0% by Avon's shareholders Controlling Shareholders Free Float 59.3% 40.7% Avon Float 100% Free Float Avon Float 45.1% 54.9% 24.0% Controlling Shareholders Natura &Co 1 Free Float 30.9% + ADR Level II Notes : (1) Currently Natura Cosméticos S.A.; (2) Natura Holding S.A., to become the new Natura &Co post - combination with Avon under proposed transaction structure 2 1

16 Key governance considerations x New holding company to be the parent of the combined companies – Will preserve the autonomy of each business and brand, while implementing the existing interdependent business model x Envision four major business units: – Natura + Avon LatAm – Avon + Natura International – The Body Shop – Aesop x The creation of the position of Sustainable Growth Officer ( SGO ) to ensure a focus on long - term growth and better coordination among the businesses / brands x 13 member Board consisting of 10 members from Natura &Co and 3 members from Avon

Key takeaways

Creating a leading direct-to-consumer global beauty group

- ✓ Creates the 4th largest pure play beauty group and a leader in direct-to-consumer with gross revenues of over $10 billion [1, 2, 4]
- ✓ A new step in building a multi-brand, multi-channel group with reach to 200+ million consumers through iconic brands serving different consumer profiles and distribution channels globally [5]
- ✓ Uniting two purpose-driven forces committed to generating social value, promoting diversity and empowering women
- ✓ Combination will accelerate "Open Up Avon" strategy
- ✓ Opportunity to accelerate growth by increasing investment in digital, product innovation and brand innitiatves, enabled by industrial logic and annual target synergies of $150 million – $250 million [7]

	Natura &co	AVON	*Target Synergies* [7]
2018 Gross Revenue *($mm)* [1, 2, 4]	5,111	5,744	--
2018 Net Revenue *($mm)* [3, 4]	3,689	5,571	--
2018 EBITDA *($mm)* [3, 4]	508	355	*150 - 250*
2018 EBITDA Margin *(%)* [3]	14%	6%	--
Net Debt *($mm)* [4]	1,378	1,061	--
Net Debt / 2018 EBITDA *(x)* [6]	2.7	3.0	--

Acquisition Metrics	*Undisturbed* [8]	*As of May 21st 2019*
Avon Equity Acquisition Price *($Bn)*	1.6	1.9
Avon Acquisition Enterprise Value *($Bn)*	3.4	3.7
Avon Acquisition EV / 2018 EBITDA *(x)*	9.5x	
Avon Acquisition EV / 2018 EBITDA *(x)* *Including Target Synergies* [7]	5.6x – 6.7x	

Source company filings, company information

Notes: (1) Natura &Co's gross revenue defined as "all billed sales, net of returned sales, before sales tax," and Avon's gross revenue defined as "net revenue plus other operating revenue plus returned sales"; (2) Natura &Co's gross revenue figure per FY2018 company filings, Avon's gross revenue figure per management accounts; (3) Per 2018 actuals; (4) Translated into US$ using 2018 average FX rate; (5) Company estimates based on internal and external sources; (6) Ratio in BRL as reported by Natura &Co per covenant requirements; (7) All information on cost synergies to be captured are targets and shall not be construed by investors as projections; (8) Undisturbed prices as of March 21, 2019 (one day prior to the publication of the Wall Street Journal article and subsequent Natura &Co Material Facts)

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